Andy Halford BA FCA
Chief Financial Officer

28 June 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

CF/AD11

100 F St. NE

Washington, D.C. 20549-3561

Attention: Larry Spirgel

Assistant Director

Re:	Vodafone Group Public Limited Company
Form 20-F for the fiscal year ended March 31, 2006
Filed June 14, 2006
File No. 001-10086

Dear Mr. Spirgel

We have received your letter dated 20 June 2007 regarding the above mentioned filing. I am writing to inform you that we intend to submit our response to your letter in the second half of July 2007.

Yours sincerely,

/s/ pp Paul Stephenson

Andy Halford

Chief Financial Officer

cc:	Vince Niblett, Deloitte & Touche LLP
Hadleigh Shekle, Deloitte & Touche LLP
Kathryn A. Campbell, Sullivan & Cromwell LLP
Paul Stephenson, Vodafone Group Plc

Vodafone Group Plc

Vodafone House

The Connection, Newbury, Berkshire, RG14 2FN, England

Telephone: +44 (0) 1635 685 459  Facsimile: +44 (0) 1635 35237

E-mail: andy.halford@vodafone.com  Web: www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN  Registered in England No. 1833679